Exhibit 99.2

Ellomay Capital Reports Decision by the Israeli Electricity Authority to Decrease Electricity Production
Tariff by Less Than 0.5%

Israeli Electricity Authority not to further revise tariffs until December 2017

Tel-Aviv, Israel, December 21, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported the publication by the Israeli Public Utilities Authority – Electricity (the “Electricity Authority”) of its decision concerning the tariff updates for 2017 (the “Decision”).

The Decision follows the previously announced scheduling of a hearing (the “Hearing”) concerning possible changes in tariffs, including possible reductions in the electricity production tariff of approximately 8%. The electricity production tariff is used by Dorad Energy Ltd. (“Dorad”), in which the Company indirectly holds 9.375%, as the basis for the price charged for the electricity it provides. Based on Dorad’s financial statements for the period ended September 30, 2016, Dorad expected that the previously discussed reduction would have a material adverse impact on Dorad’s cash flows, its profits and on its coverage ratios and that from the beginning of 2017 it may not be able to meet the coverage ratios, specifically for distributions to its shareholders.

On December 19, 2016, following the Hearing, the Electricity Authority published the Decision in which, among other things, it determined to limit the reduction in the electricity production tariff to approximately 0.45% and it states that it will not further update the tariffs until December 2017.

Ran Fridrich, CEO and director of Ellomay commented: “We are pleased with the decision of the Electricity Authority, eliminating almost completely the proposed tariff reductions. We expect that the new tariff, which is set for at least one year, will enable Dorad to meet the financial covenants for distribution to its shareholders, including Dori Energy, in which we own 50%”.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption; and

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com